UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.             )

Boyd Gaming Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

103304

(CUSIP Number)

Michael J. Gaughan

Coast Casinos, Inc.

4500 West Tropicana Avenue

Las Vegas, Nevada 89103

(702) 365-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 103304	13D	Page 2 of 5 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Michael J. Gaughan
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 14,890,005 8 Shared Voting Power 0 9 Sole Dispositive Power 14,890,005 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,890,005
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.4%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 103304	13D	Page 3 of 5 Pages

Item 1 – Security and Issuer

This Schedule 13D relates to the common stock of Boyd Gaming Corporation (“Boyd Gaming”), whose principal executive offices are located at 2950 Industrial Road, Las Vegas, Nevada 89109.

Item 2 – Identity and Background

(a)	Michael J. Gaughan

(b)	4500 West Tropicana Avenue Las Vegas, Nevada 89103

(c)	Chief Executive Officer Coast Casinos, Inc., a wholly-owned subsidiary of Boyd Gaming 4500 West Tropicana Avenue Las Vegas, Nevada 89103

(d)-(e)	None

(f)	United States.

Item 3 – Source and Amount of Funds or Other Consideration

Pursuant to that certain Agreement and Plan of Merger, dated as of February 6, 2004 and as amended (the “Merger Agreement”), by and among Boyd Gaming, BGC, Inc. and Coast Casinos, Inc. (“Old Coast Casinos”), 453,928.97 shares of Old Coast Casinos common stock owned by Mr. Gaughan were converted into 14,890,005 shares of Boyd Gaming common stock in connection with the merger (the “Merger”) of Old Coast Casinos with and into BGC, Inc. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and is incorporated herein by reference.

Item 4 – Purpose of Transaction

Mr. Gaughan acquired the shares of Boyd Gaming common stock in connection with the Merger. Pursuant to the Merger Agreement, Boyd Gaming has agreed to expand its Board of Directors and, following the receipt of any necessary regulatory approvals, appoint Mr. Gaughan and one of his designees to serve on the Board of Directors of Boyd Gaming. A second designee of Mr. Gaughan, Peter M. Thomas, a former director of Old Coast Casinos, was elected to the Board of Directors of Boyd Gaming on April 30, 2004. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and is incorporated herein by reference. As a Director of Boyd Gaming, Mr. Gaughan expects to be involved in the formulation, determination and direction of basic business decisions and policies of Boyd Gaming.

Mr. Gaughan reserves the right to purchase additional shares of Boyd Gaming common stock and, subject to a Stockholders Agreement described below in Item 6, to dispose of shares of Boyd Gaming common stock in the open market, in privately negotiated transactions or in any other lawful manner. Except as described above, Mr. Gaughan currently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

CUSIP No. 103304	13D	Page 4 of 5 Pages

Item 5 – Interest in Securities of the Issuer

(a) Mr. Gaughan owns an aggregate of 14,890,005 shares of Boyd Gaming common stock. Such amount represents approximately 17.4% of the issued and outstanding Boyd Gaming common stock.

(b) Mr. Gaughan has sole voting power and sole dispositive power with respect to the shares of Boyd Gaming common stock described herein.

(c) During the last 60 days, Mr. Gaughan has effected the following transactions in shares of Boyd Gaming common stock:

Date	Type of Transaction	No. of Shares	Price
July 1, 2004	Conversion in connection with the Merger	14,890,005	453,928.97 shares of Old Coast Casinos common stock

(d)-(e) Not applicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gaughan has entered into a Stockholders Agreement, dated July 1, 2004 (the “Stockholders Agreement”), with Boyd Gaming, William S. Boyd and Franklin Toti, pursuant to which Mr. Gaughan has agreed to not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of any shares of Boyd Gaming common stock received in the Merger, or solicit any offers to purchase or otherwise solicit any offers to either acquire or take a pledge of any shares of Boyd Gaming common stock received in the Merger, other than with respect to certain permitted pledges made by Mr. Gaughan to a commercial bank, broker or other financial institution as collateral for borrowed money or to certain permitted transferees, without first effecting a right of first offer to Boyd Gaming and William S. Boyd. The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is included as Exhibit 2 and is incorporated herein by reference.

The description of the Merger Agreement contained in Items 3 and 4 is incorporated herein by reference.

Item 7 - Material to be Filed as Exhibits

Exhibit	Description

1	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

2	Stockholders Agreement, dated as of July 1, 2004, among Boyd Gaming Corporation, William S. Boyd, Michael J. Gaughan and Franklin Toti

*	Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2004	/s/ Michael J. Gaughan
Michael J. Gaughan

EXHIBIT INDEX

Exhibit	Description
1	Agreement and Plan of Merger, dated as of February 6, 2004, as amended, among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc.*

2	Stockholders Agreement, dated as of July 1, 2004, among Boyd Gaming Corporation, William S. Boyd, Michael J. Gaughan and Franklin Toti

*	Incorporated by reference to Annex A of the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 Registration Statement (Registration No. 333-113440) of Boyd Gaming Corporation filed March 29, 2004.